February 24, 2021

VIA EDGAR & FEDERAL EXPRESS

Peter McPhun & Wilson Lee
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

  Re:  North European Oil Royalty Trust
       Form 10-K for fiscal year ended October 31, 2020
       Filed on December 30, 2020
       File No. 001-08245

Dear Mr. McPhun & Mr. Lee:

On behalf of North European Oil Royalty Trust, a Delaware trust (the "Trust"), this letter sets forth the Trust's response to the commenbt of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC) set forth in your letter dated February 17, 2021 (the "Comment Letter "), regarding the above referenced Form 10-K (the "Form 10-K"). The Trust has also amended the Form 10-K in response to the Staff's comment and is filing concurrently with this letter a Form 10-K/A (the "Form 10-K/A"), which reflects these amendments.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 10-K

1.  We note the last paragraph in the audit opinion indicating that your financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. However, your auditor has concluded within its opinion paragraph that the financial statements are in conformity with accounting principles generally accepted in the United States of America. These two statements appear to contradict each other and the audit opinion does not appear to be in compliance with the guidance outlined within paragraph 5 of PCAOB Auditing Standards 3305 for special reports. Please clarify and/or amend your annual report to include a revised audit opinion from your independent auditor.

Response:

In response to the Staff's comment, the Trust is concurrently filing a Form 10-K/A with a revised audit opinion from the Trust's independent auditor.

***

The Trust hereby acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff's comments and request the Staff contact the undersigned at 732-741-4008 or jvankirk@neort.com with any questions or comments regarding this letter.

Sincerely,

                      /s/John R. Van Kirk
                      John R. Van Kirk
                      Managing Director and
                      Principal Accounting Officer

cc:
    Kathryn Bryne, Mazars USA LLP
    Kimberly C. Petillo-Decossard (Cahill Gordon & Reindel LLP)